Exhibit 99.3

NICE Wins 2019 CRM Service Leaders Awards for Excellence in
 Analytics and Workforce Optimization

Based on scores by leading industry analysts and consultants, awards recognize NICE for setting the standard in the contact center

Hoboken, N.J., May 6, 2019 – NICE (Nasdaq: NICE) today announced that its analytics and workforce optimization offerings have won the CRM Service Leaders Awards. The winning NICE solutions stood out for providing analytics-driven insights that drove up efficiency and solid performance and delivering value across the enterprise. NICE was also named One to Watch in the Enterprise Feedback Management Category.

NICE won awards in the following categories:

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Best Contact Center Analytics – NICE took the 2019 Service Leaders Award following a category-leading score of 4.3 out of 5 in depth of functionality, and 4.0 in company direction and customer satisfaction. Ian Jacobs, a principal analyst at Forrester Research, said that the company is “always a leader in the customer service world” and “has really pushed to provide value for other parts of the enterprise, including increasing cross-selling and upselling, predicting and reducing customer churn, and quickly addressing product quality issues.” Paul Stockford, president and chief analyst at Saddletree Research added that “analytics is the foundation for just about all NICE solutions,” and that its 2016 acquisition of Nexidia gave NICE a strong head start in advanced analytics. “NICE is setting the standard for analytics in the contact center,” he said.

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Best Workforce Optimization (WFO) - NICE clinched this accolade for the second year by receiving the top score for depth of functionality and ranking high in company direction and customer satisfaction. “With a foundation in analytics for all its solutions, including WFO, NICE is poised to redefine efficient WFO in the future while offering a solid-performing WFO solution today,” Paul Stockford, president and chief analyst at Saddletree Research said. Ian Jacobs, a principal analyst at Forrester Research points out that the company’s "move to consolidate routing and WFO into a single offer has really paid off."

"We are delighted to be awarded with these CRM Services Leaders Awards again this year," said Barry Cooper, President of the Enterprise Group, NICE. "These accolades are a testament to the cutting-edge innovation and unique, holistic vision that drives our portfolio. This unmatched combination allows NICE to empower its customers with solutions that address the challenges of tomorrow while driving uncompromising service experiences today".

Recipients of the CRM Service Leaders Awards are determined through a proprietary ranking system based on the scores given by leading industry analysts and consultants for each vendor’s deployment costs, customer satisfaction, depth of functionality (or breadth of services, in the case of outsourcing), and company direction. Company financial data is also taken into consideration to determine the winners.

NICE Nexidia delivers unique analytics-based insights that optimize the potential of better customer experience, increased loyalty, lower costs, improved sales effectiveness and more in every interaction. Nexidia Analytics provides the capabilities and experience to uncover insights that drive our Fortune 100 customers to differentiate and compete successfully among the best in class.

NICE solutions for Workforce Optimization empower employees with insights that make them stakeholders in the organization’s success. With NICE employees can directly impact the company’s performance and their career path, as well as influence their schedule and other contact center processes. The result is better customer experience at a lower cost.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.